# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Edgemode, Inc., CIK 0001652958
CUSIP: 280028103
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 110 E. BROWARD BLVD. SUITE 1700, FT. LAUDERDALE, Florida (FL), 33301
Date of event which requires filing of this statement: 04/07/2025
Filed by CIK 0002064570
Persons authorized to receive notices and communications: Niclas Adler, 110 E. BROWARD BLVD., SUITE 1700, Ft. Lauderdale, Florida (FL), 33301, 707-687-9093

## Reporting persons
- Bo Niclas Adler (CIK 0002064570): type of reporting person: individual (IN); citizenship or place of organization: Sweden (V7); source of funds: subject company funds (SC); sole voting power 1,646,036,054; shared voting power 0; sole dispositive power 1,646,036,054; shared dispositive power 0; aggregate amount beneficially owned 1,646,036,054 (64.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: Edgemode, Inc.
Address of issuer's principal executive offices: 110 E. BROWARD BLVD. SUITE 1700, FT. LAUDERDALE, Florida (FL), 33301

## Item 2. Identity and Background
Name of person filing: Bo Niclas Adler
Residence or business address: 110 E. Broward Blvd., Suite 1700, Ft. Lauderdale, FL 33301
Present principal occupation or employment: Mr. Adler is the Chief Technology Officer and a director of Edgemode, Inc.
Criminal convictions in the last five years: During the past five years the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was the Reporting Person a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: No
Citizenship: Sweden.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On April 7, 2025, pursuant to a Share Exchange Agreement dated April 7, 2025, by and among the Issuer, Synthesis Analytics Production Ltd. and Adler Capital Limited, Adler Capital Limited, an entity for which the Reporting Person is the beneficial owner and sole officer and director with voting and dispositive control, was issued 1,260,246,354 shares of common stock. In addition, the Reporting Person was issued 385,789,700 fully vested and exercisable five-year stock options.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person is the Chief Technology Officer and a director of the Issuer. He acquired all of his securities with the purpose of exercising control.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 1,646,036,054 shares of the Issuer's common stock, which includes 1,260,246,354 shares of common stock issued to Adler Capital Limited, an entity for which the Reporting Person is the beneficial owner and sole officer and director with voting and dispositive control. The above number of shares amounts to approximately 64.5% of the 2,164,254,138 outstanding shares of common stock as of April 8, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares beneficially owned by the Reporting Person.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D under Item 3 above, the Reporting Person did not engage in any transactions in shares of the Company's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: In connection with the Reporting Person's ownership he entered into a Share Exchange Agreement effective April 7, 2025 by and between Edgemode, Inc., Synthesis Analytics Production Ltd and Adler Capital Limited and a Stock Option Grant dated April 7, 2025 with the Issuer. Copies of these documents are included as exhibits to this report and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
2.1 Share Exchange Agreement effective April 7, 2025 by and between Edgemode, Inc., Synthesis Analytics Production Ltd and Adler Capital Limited https://www.sec.gov/Archives/edgar/data/1652958/000168316825002328/edgemode_ex0201.htm
10.1 Form of Stock Option Grant https://www.sec.gov/Archives/edgar/data/1652958/000168316825002328/edgemode_ex1004.htm

## Signatures
- Bo Niclas Adler: /s/ Bo Niclas Adler, individually (04/11/2025)